UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
VIRTUAL RADIOLOGIC CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)
92826B 10 4
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92826B 10 4	Page	1	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduard Michel, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		998,359 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		998,359 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

998,359 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a):	Name of Issuer:

Virtual Radiologic Corporation

Item 1(b):	Address of Issuer’s Principal Executive Offices:

11995 Singletree Lane, Suite 500, Minnetonka, MN 55344

Item 2(a):	Name of Person Filing:

Eduard Michel, M.D.

Item 2(b):	Address of Principal Business Office or, if None, Residence:

11995 Singletree Lane, Suite 500, Minnetonka, MN 55344

Item 2(c):	Citizenship:

United States

Item 2(d):	Title of Class of Securities:

Common Stock

Item 2(e):	CUSIP Number

92826B 10 4

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).

	(b)	☐	Bank, as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person, in accordance with Rule 13d- 1(b)(ii)(G).

	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	A non-US institution in accordance with Rule 13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4:	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Dr. Michel’s beneficial ownership consists of (i) 881,692 shares of common stock, (ii) 100,000 shares of common stock held by a grantor retained annuity trust for the benefit of Dr. Michel’s children in which Dr. Michel is the trustee and (iii) 16,667 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(b)	Percent of class: 6.3%. This percentage is calculated based on the 15,904,789 shares of common stock reported to be outstanding by Virtual Radiologic on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2009.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote: 998,359

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition of: 998,359

	(iv)	Shared power to dispose or direct the disposition of: 0

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8:	Identification and Classification of Members of the Group:

Not applicable

Item 9:	Notice of Dissolution of Group:

Not applicable

Item 10:	Certification:

Not applicable

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2010	/s/ Eduard Michel, M.D.
Eduard Michel, M.D.